FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1  - Annual Report and Accounts dated 01 March 2006
Exhibit No. 2  - Director/PDMR Shareholding dated 02 March 2006
Exhibit No. 3  - Annual Report and Accounts dated 15 March 2006
Exhibit No. 4  - Director/PDMR Shareholding dated 15 March 2006
Exhibit No. 5  - Annual Information Update dated 17 March 2006
Exhibit No. 6  - Director/PDMR Shareholding dated 21 March 2006
Exhibit No. 7  - Director/PDMR Shareholding dated 22 March 2006
Exhibit No. 8  - Director/PDMR Shareholding dated 24 March 2006

Exhibit No. 1

HANSON PLC ANNUAL REPORT AND FORM 20-F

Hanson has filed its Annual Report and Form 20-F for the year ending December
31, 2005 with the US Securities and Exchange Commission ("SEC").

Copies of the document filed with the SEC have been submitted to the UK Listing
Authority and will shortly be available for inspection at the UK Listing
Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

SEC filings may be accessed by visiting the SEC EDGAR database website
(www.sec.gov/cgi-bin/browse-edgar).

The Annual Report and Form 20-F is also available on Hanson's website
(www.hanson.biz) and the printed document is expected to be mailed to shareholders, together with the notice of Hanson's AGM, on or around
March 15, 2006.

Inquiries:
Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

Exhibit No. 2

Dear Sirs

Hanson PLC - DIRECTORS' / PDMRs' SHARE INTERESTS

Vesting of March 1, 2003  Awards  under  Hanson  Long Term  Incentive  Plan (the
"LTIP") and Grants under Hanson Share Option Plan (the "Option Plan")

Following  the end of the three  year  performance  period  for the  conditional awards of shares made and conditional options granted on March 1, 2003 under the
LTIP and Option Plan,  respectively,  on March 1, 2006 approximately 2.7 million
Hanson ordinary shares of 10p each ("shares")  vested in favour of approximately
280 LTIP  participants and  approximately 0.7 million shares vested in favour of
28  Option  Plan  participants  (ie  became  capable  of  being  exercised  at a subscription price of 290.4p per share).

There were two performance measures to be satisfied for participants to become entitled under the Plans.

Half of the  conditional  awards  of  shares  under  the  LTIP  and  half of the conditional  grant of options  under the Option Plan were  dependent on Hanson's total  shareholder  return  ("TSR") (ie the average share price adjusted for the reinvestment of dividends) over a three year performance period, compared to the members  of an  international  peer  group of 15  companies,  including  Hanson.
Hanson's  TSR for this  performance  period  exceeded  8 of the  members  of the comparator  group and, in accordance with the performance  criteria,  47% of the conditional  awards / grants of options subject to the TSR  performance  measure vested on March 1, 2006.

The remaining  half of the  conditional  awards of shares under the LTIP and the remaining  half of the  conditional  grant of options under the Option Plan were subject to the  attainment of an economic  value added target.  For the economic value added  measure,  a linear  vesting  schedule  applied and the  £26.7 million  improvement  in economic  value  added over the three year  performance period means that 65% of the  conditional  awards / grants of option  subject to the economic value added performance measure vested on March 1, 2006.

Overall, 56% of the conditional awards under the LTIP and 56% of the conditional grants of option  under the Option Plan  vested,  with the balance of the awards and grants, respectively, lapsing.

Details of the participation of the executive directors and PDMRs of Hanson in the LTIP vesting are set out below:-
                                                                                                Resultant holding of
                                                    Reduction in shares      Shares retained          shares
Director                  Shares vesting                 vesting (b)

A J Murray                        156,198                  64,042                  92,156              362,912
J C Nicholls (a)                  82,196                   33,702                  48,494              140,552
G Dransfield                      57,851                   23,719                  34,132              178,681

PDMR
                                                    Reduction in shares      Shares retained
                          Shares vesting                 vesting (b)

L S Cadzow                        35,123                   17,035                  18,088
J K Kitzmiller                    90,017                   32,812                  57,205
R C Manning                       78,230                   28,515                  49,715
P J O'Shea                        33,746                   13,836                  19,910
J R Read                          38,567                   15,813                  22,754
D J Szymanski                     27,575                   11,306                  16,269

a. The figures shown in the table above for J C Nicholls include the interests of his wife, an employee, who also participates in the LTIP.
b. The executive directors and PDMRs concerned elected to satisfy their liabilities to income tax and (where applicable) national insurance contributions, arising on the vesting of shares under the LTIP, out of the share award.

Shares retained by the executive directors,  PDMRs and other participants in the
LTIP will be transferred from the Hanson Employee Share Trust.

Details of the participation of the executive directors and PDMRs of Hanson in the Option Plan are set out below:-

                           Number of shares under
                               option vesting
Director                                              Exercise price              Expiry date of option

A J Murray                         130,165                    290.4p                 February 28, 2013
J C Nicholls                       71,349                     290.4p                 February 28, 2013
G Dransfield                       57,851                     290.4p                 February 28, 2013

PDMR
L S Cadzow                         35,123                     290.4p                 February 28, 2013
P J O'Shea                         33,746                     290.4p                 February 28, 2013
J R Read                           38,567                     290.4p                 February 28, 2013
D S Szymanski                      27,575                     290.4p                 February 28, 2013

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R(1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

March 15, 2006

Dear Sirs

Annual Report and Form 20-F 2005
Summary Annual Report 2005
Form of Proxy / Notice of Annual General Meeting 2006
Letter to shareholders re new Long Term Incentive Plan

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's
Document View Facility, which is situated at: -

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No:           (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 4

Dear Sirs

HANSON PLC - PDMRs' share interests

I have today been notified by L S Cadzow, P J O'Shea, J R Read and D J
Szymanski, PDMRs of the Company, that on March 14 and March 15, 2006 they exercised options over Hanson shares under the Share Option Plan as detailed below.  Those options with a subscription price of 473.3p per share were granted on May 15, 2001, of 461.75p per share were granted on March 1, 2002 and of
290.4p per share were granted March 1, 2003.

1.    On March 14, 2006, Mr Cadzow exercised options over 1,982,
      1,619 and 11,013 ordinary shares at subscription prices of 473.3p, 461.75p and 290.4p per share, respectively, and retained the shares arising.

      To meet the cost of subscription for the above mentioned shares and the resultant tax liability, Mr Cadzow exercised options over 8,634, 6,699 and
      24,110 ordinary shares at subscription prices of 473.3p, 461.75p and
      290.4p per share, respectively, for a cash payment calculated on the difference between the market price of 742.5p per share and the subscription prices given above.

2.    On March 14, 2006, Mr O'Shea exercised options over 12,000, 8,662 and
      33,746 ordinary shares for a cash payment calculated on the difference between the market price of 742.5p per share and the subscription prices of 473.3p, 461.75p and 290.4p per share, respectively.

3.    On March 15, 2006, Mr Read exercised options over 13,655, 9,745 and
      38,567 ordinary shares for a cash payment calculated on the difference between the market price of 778p per share and the subscription prices of
      473.3p, 461.75p and 290.4p per share, respectively.

4.    On March 15, 2006, Mr Szymanski exercised an option over 27,575 ordinary shares for a cash payment calculated on the difference between the market price of 778p per share and the subscription price of 290.4p per share.

Following these exercises of options, Messrs Cadzow, O'Shea, Read and Szymanski retained beneficial holdings in 51,636, 75,737, 74,871 and 21,439 Hanson ordinary shares, respectively.

This announcement is intended to satisfy obligations under the Disclosure Rules
3.1.4R (1).

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 5

                                   HANSON PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS UP TO AND INCLUDING MARCH 15, 2006

In accordance with Prospectus Rule 5.2.1, the Company sets out below a summary of the information which has been published or made available to the public over the previous 12 months.

1.         RNS announcements

The following is a list of all announcements and filings that have been made via
RNS, a Regulatory Information Service, during the last 12 months.

Date                         Brief Description of Announcement

March 16, 2005               Annual Report and Form 20-F
March 29, 2005               Holding in Company
April 15, 2005               Section 329 Companies Act 1985
April 20, 2005               Annual General Meeting
April 20, 2005               Investor Presentation
April 20, 2005               Annual General Meeting-Resolutions
April 27, 2005               Holding in Company
April 27, 2005               Transaction in own shares
April 28, 2005               Directors' Share Interests
April 29, 2005               Transaction in own shares
May 3, 2005                  Transaction in own shares
May 13, 2005                 Transaction in own shares
May 13, 2005                 Holding in Company
May 20, 2005                 Holding in Company
May 24, 2005                 Holding in Company
May 25, 2005                 Notice of Trading Statement
June 2, 2005                 IFRS Guidance
June 23, 2005                Hanson announces US bolt-on acquisitions of approximately £100 million and disposal of 50% interest in US ready-mixed concrete joint-venture
June 23, 2005                Trading Statement
July 8, 2005                 New Non-Executive Director
August 3, 2005               Interim Results 2005
August 10, 2005              Interim Report
August 19, 2005              Holding in Company
September 26, 2005           Transaction in own shares
September 28, 2005           Transaction in own shares
October 5, 2005              Transaction in own shares
October 6, 2005              Transaction in own shares
October 7, 2005              Holding in Company
October 7, 2005              Transaction in own shares
October 11, 2005             Holding in Company
October 11, 2005             Transaction in own shares
October 12, 2005             Holding in Company
October 12, 2005             Transaction in own shares
October 13, 2005             Directors' Share Interests
October 13, 2005             Transaction in own shares
October 14, 2005             Transaction in own shares
October 18, 2005             Transaction in own shares
October 19, 2005             Transaction in own shares
October 20, 2005             Transaction in own shares
October 21, 2005             Transaction in own shares
October 25, 2005             Transaction in own shares
October 26, 2005             Transaction in own shares
October 27, 2005             Transaction in own shares
October 28, 2005             Transaction in own shares
November 7, 2005             Transaction in own shares
November 8, 2005             Transaction in own shares
November 11, 2005            Transaction in own shares
November 14, 2005            Transaction in own shares
November 17, 2005            Employee Share Trust
November 18, 2005            Employee Share Trust
November 21, 2005            Notice of Trading Statement
November 22, 2005            Employee Share Trust
November 23, 2005            Holding in Company
November 23, 2005            Employee Share Trust
November 24, 2005            Transaction in own shares
November 28, 2005            Transaction in own shares
November 29, 2005            Transaction in own shares
November 30, 2005            Transaction in own shares
December 1, 2005             Directors'/PDMRs' Share Interests
December 7, 2005             Directors' Share Interests
December 14, 2005            Directors'/PDMRs Share Interests
December 20, 2005            Trading Statement
December 21, 2005            Transaction in own shares
December 28, 2005            Transaction in own shares
December 29, 2005            Transaction in own shares
January 3, 2006              Close Period Share Repurchase Programme
January 4, 2006              Transaction in own Shares
January 6, 2006              Transaction in own Shares
January 10, 2006             Transaction in own Shares
January 11, 2006             Transaction in own shares
January 13, 2006             Transaction in own shares
January 17, 2006             Transaction in own shares
January 18, 2006             Transaction in own shares
January 20, 2006             Transaction in own shares
January 24, 2006             Transaction in own shares
January 26, 2006             Holding in Company
January 30, 2006             Hanson announces acquisition in Florida, USA
February 6, 2006             Transaction in own shares
February 8, 2006             Holding in Company
February 10, 2006            Holding in Company
February 13, 2006            Hanson Announces Asbestos Insurance Settlement
February 23, 2006            Preliminary results 2005
February 24, 2006            Transaction in own shares
February 24, 2006            Directors'/PDMRs' Share Interests
February 27, 2006            Transaction in own shares
February 28, 2006            Transaction in own shares
March 1, 2006                Hanson PLC Annual Report and Form 20-f
March 2, 2006                Hanson Acquires Civil and Marine
March 2, 2006                Hanson Acquires Material Service
March 2, 2006                Directors'/PDMRs' Share Interests
March 15, 2006               Directors'/PDMRs' Share Interests
March 15, 2006               Annual Report and Form 20-F

2.         Documents Filed at Companies House

All Documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date                         Documents filed

April 20, 2005               288b for Christopher Douglas Collins, Mr Simon Lindley Keswick, The Rt Hon
                             Lord Baker
April 20, 2005               Ordinary and special resolutions passed at the Hanson AGM
April 27, 2005               Accounts for the year ended December 31, 2004
May 10, 2005                 Amended memorandum and Articles of Association
                             April 20, 2005 Ordinary and Special Resolution passed at the Hanson PLC AGM
June 2, 2005                 169(1B) Return by a public company purchasing its own shares for holding in treasury
June 14, 2005                169(1B) Return by a public company purchasing its own shares for holding in treasury
August 2, 2005               288a appointing Mr Charles John Brady as a director
October 25, 2005             169(1B) Return by a public company purchasing its own shares for holding in treasury
November 4, 2005             169(1B) Return by a public company purchasing its own shares for holding in treasury
November 15, 2005            169(1B) Return by a public company purchasing its own shares for holding in treasury
November 15, 2005            169(1B) Return by a public company purchasing its own shares for holding in treasury
November 30, 2005            169(1B) Return by a public company purchasing its own shares for holding in treasury
November 30, 2005            169(1B) Return by a public company purchasing its own shares for holding in treasury
December 5, 2005             169(1B) Return by a public company purchasing its own shares for holding in treasury
December 16, 2005            169(1B) Return by a public company purchasing its own shares for holding in treasury
January 6, 2006              169(1B) Return by a public company purchasing its own shares for holding in treasury
January 25, 2006             Annual Return
January 26, 2006             169(1B) Return by a public company purchasing its own shares for holding in treasury
January 30, 2006             288c Change in directors particulars
February 14, 2006            169(1B) Return by a public company purchasing its own shares for holding in treasury
February 14, 2006            169(1B) Return by a public company purchasing its own shares for holding in treasury
February 15, 2006            288c Change in directors particulars
February 21, 2006            169(1B) Return by a public company purchasing its own shares for holding in treasury
March 7, 2006                169(1B) Return by a public company purchasing its own shares for holding in treasury

3.         Documents published and sent to shareholders

Date                         Documents published

March 16, 2005               Summary Annual Report and Form of Proxy
August 10, 2005              Interim Report
March 15, 2006               Summary Annual Report, Form of Proxy and letter to shareholders re new long term incentive arrangements

4.         Documents filed with the UKLA Document Viewing Facility

Date                         Documents filed

March 2, 2005                Edgarised version of the Annual Report and Form 20-F
March 16, 2005               Summary Annual Report and Form of Proxy
August 10, 2005              Interim Report
March 1, 2006                Edgarised version of the Annual Report and Form 20-F
March 15, 2006               Annual Report and Form 20-F 2005, Summary Annual Report 2005, Form of Proxy /
                             Notice of Annual General Meeting 2006 and Letter to Shareholders re new long term incentive plan

All documents sent to shareholders were filed with the UKLA Document Viewing
Facility on the same day.

5.         Documents filed with the Securities and Exchange Commission

The Company has submitted filings (including Form 20-F, Forms 6-K and Forms S-8)
to the Securities and Exchange Commission in the United States of America by
virtue of its shares listed on the New York Stock Exchange.

In accordance with 5.2.7 of the Prospectus Rules, we confirm that to the best of our knowledge, the information relating to the Company referred to above is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Company Secretary at the Company's registered office, 1 Grosvenor Place, London, SW1X 7JH.

Yours faithfully
Paul Tunnacliffe
Company Secretary

Exhibit No. 6

March 21, 2006

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS

I have today been notified that Mr C J Brady, a non executive director of the
Company, has today purchased 5,000 Hanson ordinary shares at a price of 791p per share.

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R (1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 7

Dear Sirs

HANSON PLC - DIRECTORS' SHARE INTERESTS

I have today been notified by G Dransfield, a director of the Company, that on
March 22, 2006 he exercised options over Hanson shares under the Share Option
Plan as detailed below.  Those options with a subscription price of 473.3p per share were granted on May 15, 2001, of 461.75p per share were granted on March
1, 2002 and of 290.4p per share were granted March 1, 2003.

Mr Dransfield exercised options over 24,000, 16,242 and 57,851 ordinary shares for a cash payment calculated on the difference between the market price of
795.5p per share and the subscription prices of 473.3p, 461.75p and 290.4p per share, respectively.

Following these exercises of options, Mr Dransfield retains a beneficial interest in 178,681 Hanson ordinary shares.

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R(1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 8

March 24, 2006

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS

I have today been notified that Mr C J Brady, a non executive director of the
Company, has today purchased 5,000 Hanson ordinary shares at a price of 784p per share.

This announcement is intended to satisfy obligations under both the Disclosure
Rules 3.1.4R (1) and S329 of the Companies Act 1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    April 03, 2006